Exhibit 12

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31
	2011	2010	2009	2008	2007
Earnings:
Pretax income from continuing operations before discontinued operations	$303,717	$259,996	$239,376	$105,326	$100,424
Interest expense (net)	18,820	17,261	11,716	12,046	11,557
Portion of rent expense representative of interest factor	7,911	7,170	6,379	6,713	6,097
Amortization of capitalized interest	283	256	235	233	251

Adjusted pretax income from continuing operations	$330,731	$284,683	$257,706	$124,318	$118,329

Fixed Charges:
Interest expense (before deducting capitalized interest)	$19,314	$17,597	$12,497	$12,931	$12,124
Portion of rent expense representative of interest factor	7,911	7,170	6,379	6,713	6,097

Total fixed charges	$27,225	$24,767	$18,876	$19,644	$18,221

Ratio of earnings to fixed charges	12.1	11.5	13.7	6.3	6.5